

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, Maryland 20910

      Re: BTCS Inc.
          Registration Statement on Form S-1
          Filed June 22, 2020
          File No. 333-239334

Dear Mr. Allen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Brian S. Bernstein, Esq.